NOTICE UNDER NATIONAL INSTRUMENT 51-102
CHANGE IN FINANCIAL YEAR END

AMENDED

January 22, 2008

To:	British Columbia Securities Commission 12th Floor, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2
Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4
TSX Venture Exchange P.O. Box 11633 #2700, 650 West Georgia St. Vancouver, BC V6B 4N9

Re:            Avino Silver & Gold Mines Ltd. (TSX.V: ASM)

Pursuant to Section 4.8(2) of National Instrument 51-102 – Continuous Disclosure Obligations, Avino Silver & Gold Mines Ltd. (the “Company”) hereby confirms as follows:

1.	Notice of Change of Year End

Notice is hereby given that the Board of Directors of has approved a change of the Company’s financial year end from January 31 to December 31.

2.	Reason for the Change

The change of the financial year end from January 31 to December 31 is being made so that the Company’s new financial year end coincides with the Company’s Mexican subsidiaries year end which operate on a calendar fiscal year end.

3.	Old Financial Year End

The Company’s old financial year end was January 31.

4.	New Financial Year End

The Company’s new financial year end is December 31.

5.	Transition Year Filings

The Company’s transition year will consist of an eleven month period ended December 31, 2007, with interim financial statements consisting of the following:

Fiscal Quarter	Length of Period	Ending Date of Period	Comparative Period		Filing Deadline
			Period Length	Period End Date
Q1	3/3	April 30, 2007	3/3	April 30, 2006	June 29, 2007
Q2	3/6	July 31, 2007	3/6	July 31, 2006	September 29, 2007
Q3	3/9	October 31, 2007	3/9	October 31, 2006	December 30, 2007
Q4	3/11	December 31, 2007	3/12	January 31, 2007	April 30, 2008

New Financial Year Filings

Fiscal Quarter	Length of Period	Ending Date of Period	Comparative Period		Filing Deadline
			Period Length	Period End Date
Q1	3/3	March 31, 2008	3/3	April 30, 2007	May 30, 2008
Q2	3/6	June 30, 2008	3/6	July 31, 2007	August 29, 2008
Q3	3/9	September 30, 2008	3/9	October 31, 2007	November 29, 2008
Q4	3/12	December 31, 2008	3/12	December 31, 2007	April 30, 2009

6.	Filing Deadlines

Interim financial statements are required to be filed within 60 days following the end of the relevant period and annual financial statements are required to be filed within 120 days following the end of the relevant financial period.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Kevin Bales”

Kevin Bales

CFO